Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

Set forth below are Frequently Asked Questions and responses that were prepared for and distributed to United Bancorp and United Bank & Trust (“UBT”) employees in connection with the proposed merger transaction between Old National Bancorp and United Bancorp, Inc., UBT’s parent company.

Frequently Asked Questions

April 4, 2014

Payroll Questions

How often will I be paid once I am on Old National’s payroll?

Old National pays all associates bi-weekly. Exempt associates (typically paid on a salaried basis) are paid “current” which means that they are paid through the week including the pay date. In order to allow time to properly collect and process hours worked, non-exempt associates (typically paid on an hourly basis) are paid one week “in arrears” which means they are paid through week ending the week before the pay date. Non-exempt associates are paid overtime for hours worked over 40 during the work week. Old National’s payroll week begins on Sunday and ends on Saturday.

Commissioned associates are also paid bi-weekly. Any commissioned associate receiving “draw” payments will receive a draw on each payroll although payments of actual commissions earned are generally processed monthly on the second check of the month.

As we get closer to the anticipated close date, we will provide more information concerning timing regarding the payroll transition.

Benefit Questions

When will we begin benefits with Old National?

We expect that you will transition to Old National’s benefit programs no earlier than the closing date of the partnership. We are planning a transition of health and welfare benefits to begin on August 1 assuming a closing date in July 2014. Should the closing occur after July 1, the benefits transition for all benefits except the 401(k) will be effective the first of the month following the closing date. 401(k) deferrals will begin with the first Old National payroll except for newly hired associates. Newly hired associates for 401(k) participation will be eligible consistent with Old National’s plan requirement of the first of the month following one month of employment. United associates are encouraged to review Old National’s benefits prior to open enrollment.

When will we learn more about Old National’s benefit offering?

Open enrollment for Old National benefits will be a three week period from April 14, 2014 to May 2, 2014. In person benefit enrollment meetings will be scheduled in Ann Arbor and Tecumseh during the week of April 14. One of the sessions will be recorded using WebEx and will be posted on the United intranet site for co-workers to access during the open enrollment period. If necessary, a follow-up conference call, to answer any remaining enrollment questions, will be scheduled the week of April 28.

How will Old National address my PTB (Paid Time Bank)?

Any remaining 2013 PTB carryover balance will be paid on the last paycheck processed by United Bank & Trust (UBT). Associates who have used a PTB amount in 2014 equal or greater than their 2013 carryover amount will not be eligible for the carryover payout. After the payout, your 2014 total PTB minus any time used will be distributed into different paid time off accumulators – vacation and sick time. Your vacation accumulator will be loaded first up to the maximum amount you would receive under Old National’s vacation policy. The remaining amount will be loaded into the sick time accumulator up to the maximum allowed under Old National’s sick pay policy. Additionally, all full-time non-exempt associates will receive 8 hours of personal time.

The following provides an example of how this transition will work:

Co-Worker year of service in 2014: 9

Co-Worker employment level: FT Non-Exempt

Old National vacation schedule tier: Grade 58 and below

2013 PTB carryover remaining: 5 days—Will be paid on last paycheck processed by UBT

2014 PTB annual accrual: 22 days

2014 used PTB: 2 days

Old National vacation accumulator loaded at close: 15 days—Annual max loaded for a grade 58 and below associate with 9 years of service

Old National sick accumulator loaded at close: 5 days

Old National personal time loaded at close: 1 day (8 hours)

Following this initial transition, paid time off will be handled consistent with Old National’s paid time off policies.

Old National’s vacation schedule has two levels based upon an individual’s salary grade. When will I learn the level for which I qualify?

Old National’s vacation schedule has two levels – one for individuals in salary grade 58 and below and the other for individuals in salary grade 59 or higher. For details regarding vacation levels, you may view Old National’s vacation policy by clicking here. We expect that salary grade determinations will occur and be communicated as final decisions are made regarding roles and positions. For reference, the following list provides insight as to which vacation schedule common jobs are graded at Old National:

Branch positions including CSRs/PB: Grade 58 and below

Administrative assistants and administrative/operational support: Grade 58 and below

Commercial relationship managers: Varies based upon experience and portfolio size – generally, grade 59 and above

Wealth mgt. trust officers/investment portfolio managers: Varies based upon experience and portfolio size—generally, grade 59 and above

Support areas (Finance, HR, Risk, Credit): Varies based upon position

Any non-exempt position is classified as grade 58 or below.

Employment Questions

Will those whose positions are eliminated be eligible to apply for new/available positions?

Yes, as positions become available (either through attrition or additions to staff), we will determine the most appropriate way to fill them. In many cases, positions will be openly posted. In all cases, associates whose current positions will be eliminated will be given priority consideration for any open positions (for which they are qualified) before the company would hire externally.

If the decision is made to retain, part but not all of a function, what factors will be considered to determine who will be retained?

We will look at a variety of factors to determine who would be retained. First, we would determine the appropriate group to be considered to fill the retained positions. Then, we would consider factors like the nature of the role, co-worker current performance, skill level, versatility. If the group to be considered is broad or if the roles are very different, we might decide to post the positions. These are decisions that we would make together with the appropriate members of the UBT management team.

When will job eliminations occur?

Job eliminations will occur after the data conversion which is planned for the end of August. At the time staffing decisions are finalized, co-workers whose positions will be affected will be given a projected timeline for the elimination to occur. Associates will be given at least a 60 day notice and will be encouraged to consider other opportunities with the company as jobs become available. In most yet not all cases, and assuming we have relatively few conversion issues, separations will occur two to four weeks after the conversion date.

If I separate employment as a result of job elimination and receive a severance benefit, can I be rehired?

Yes. You would be able to be re-hired and would not be required to refund any severance related payments. If you are re-hired within 6 months of your separation, the company will bridge your service for vacation and service award purposes. Re-hires are subject to the same eligibility rules for health and welfare benefits as new hires (first of the month following one month of employment). Re-hired associates are able to participate in the 401(k) plan after 30 days.

How will my paid time off be paid out if my job is eliminated?

If your job is eliminated at Old National, your paid time off balance will be paid out at termination based upon the greater of your UBT PTB accrual (minus any hours taken) and your Old National vacation balance at separation. For non-exempt associates, any unused personal hours will also be paid upon termination.

The following is an example of how this calculation will work. In this example, it is assumed the individual does not have any personal hours and has a separation date of September 5, 2014. In this example, the paid time off will be paid at separation based upon the associate’s Old National vacation balance as it is greater than the UBT PTB accrual calculation.

UBT PTB Accrual Calculation	# of Days	Old National Vacation Balance Calculation	# of Days
Total 2014 PTB accrual:	22	Total 2014 vacation loaded as of close date	15
Total 2014 PTB accrued as of separation date based on United PTB calculations: (22 days/12 months*8 months)	14.67	Total vacation used between closing and separation date	0
Total 2014 PTB used:	2	Total remaining vacation	15
Total 2014 PTB balance for payment at job elimination	12.67

In the event an affected associate separates employment prior to the provided date, any payment for paid time off will be on a pro-rated basis in accordance with Old National’s vacation policy for regular separation. Per Old National’s sick and personal time policies, neither will be paid out at termination.

Using the above example, if the affected associate left employment on August 1, 2014, they would be paid for 10 days under Old National’s calculation for a regular separation. The payment amount of 10 days is based upon the following calculation:

15(# of unused days)*8(# of months employed in year)/12(# of months in year)

Forward-Looking Statement

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the expected timing, completion, financial benefits and other effects of Old National’s proposed merger with United Bancorp, Inc. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the proposed mergers with Tower Financial Corporation and United Bancorp, Inc. might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed mergers might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisitions of Tower Financial Corporation and United Bancorp, Inc.); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of either Old National Bancorp’s internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this communication and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date of this communication, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this communication.

Additional Information for Shareholders of United Bancorp, Inc.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United Bancorp, Inc. (“United”) and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. United Shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in the proxy statement for United’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

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